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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . .1 4.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Gulf Island Fabrication, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

402307 10 2
(CUSIP Number)

Alden J. Laborde
400 Poydras Street, Suite 1560
New Orleans, Louisiana 70130
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP No. 402307 10 2

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)
Alden J. Laborde

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	_____
	(b)	_____

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	_____

6.	Citizenship or Place of Organization	United States

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. Sole Voting Power	27,300

	8. Shared Voting Power	1,544,700

	9. Sole Dispositive Power	27,300

	10. Shared Dispositive Power	1,544,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,572,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	_____

13.	Percent of Class Represented by Amount in Row (11)	13.4%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 402307 10 2

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only)
Starboard Enterprises, L.L.C. 01-0555178

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	_____
	(b)	_____

3.	SEC Use Only

4.	Source of Funds (See Instructions)	Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	_____

6.	Citizenship or Place of Organization	Louisiana

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. Sole Voting Power	0

	8. Shared Voting Power	1,524,700

	9. Sole Dispositive Power	0

	10. Shared Dispositive Power	1,524,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,524,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	_____

13.	Percent of Class Represented by Amount in Row (11)	13.0%

14.	Type of Reporting Person (See Instructions)	OO

Item 1.             Security and Issuer.

            This statement relates to the voting common stock, no par value per share (the "Common Stock"), of Gulf Island Fabrication, Inc. (the "Issuer"), a Louisiana corporation. The address of the principal executive offices of the Issuer is 583 Thompson Road, New Iberia, Louisiana 70363.

Item 2.             Identity and Background.

            (a), (b), and (c)             This statement is filed by Alden J. Laborde and Starboard Enterprises, L.L.C. (the "LLC"), a Louisiana limited liability company (each a "Reporting Person" and together the "Reporting Persons"). The business address of each of the Reporting Persons is 400 Poydras Street, Suite 1560, New Orleans, Louisiana 70130. Alden J. Laborde is a director of the Issuer, which is a fabricator of offshore drilling and production platforms for the oil and gas industry and is located at 583 Thompson Road, New Iberia, Louisiana 70363. The LLC is a private family holding company owned by Alden J. Laborde and his wife and children. The members and managers of the LLC are Alden J. Laborde, Margaret Bienvenu Laborde, Susan Laborde Couvillon, James M. Laborde, John P. Laborde, Stephanie B. Laborde, and Jane Laborde Roussel (each a "Member" and collectively the "Members").

            Set forth below with respect to each of the Members other than Alden J. Laborde is such person's name, residence or business address, present principal occupation, and the name, principal business, and address of any organization in which such occupation is conducted.

Name	Residence or Business Address	Present Principal Occupation	Name, Principal Business, and Address or Organization in Which Occupation is Conducted

Margaret Bienvenu Laborde	63 Oriole Street New Orleans, LA 70124	Private Investor	None
Susan Laborde Couvillon	401 Walnut Street New Orleans, LA 70118	Manager	Almar Foundation charitable foundation 400 Poydras Street, Suite 1560 New Orleans, Louisiana 70130
James Monroe Laborde	245 Brockenbrough Court Metairie, LA 70005	Physician	Orthopaedic Associates of New Orleans orthopaedic medicine 3434 Prytania Street, Suite 450 New Orleans, Louisiana 70115
John P. Laborde	303 Walnut Street New Orleans, LA 70118	President and Chief Executive Officer	All Aboard Development Corporation ("All Aboard") independent oil and gas exploration and production company 400 Poydras Street, Suite 1560 New Orleans, Louisiana 70130
Stephanie B. Laborde	3131 Moss Point Drive Baton Rouge, LA 70808	Attorney	Milling Benson Woodward L.L.P. law firm 9100 Bluebonnet Centre Boulevard, Suite 402 Baton Rouge, Louisiana 70809
Jane Laborde Roussel	1 Muirfield Drive La Place, LA 70068	Private Investor	None

            (d)     No Reporting Person or Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

            (e)     No Reporting Person or Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

            (f)     Each Member is a United States citizen.

Item 3.             Source and Amount of Funds or Other Consideration.

            On January 2, 2002, the LLC acquired 1,524,700 shares (the "Shares") of Common Stock from Alden J. Laborde and his wife, Margaret Bienvenu Laborde, as a contribution to the capital of the LLC. The Shares are approximately 13.0% of the outstanding Common Stock.

            On January 2, 2002, Alden J. Laborde organized the LLC for purposes of establishing a private holding company for him, his wife, and their five children in connection with his estate planning. Pursuant to the terms of the Operating Agreement of the LLC entered into as of January 2, 2002 (the "Operating Agreement") and by means of an Act of Exchange dated January 2, 2002 between them and the LLC, Mr. and Mrs. Laborde contributed certain assets listed therein, including the Shares, to the LLC in exchange for all the interests in the LLC. By means of an Act of Donation by them to each of their five children dated January 2, 2002, Mr. and Mrs. Laborde donated to each of their five children a .02% interest in the LLC.

Item 4.             Purpose of Transaction.

            The answer to Item 3 of this Schedule 13D is incorporated by reference in partial response to this Item 4.

            There are no plans or proposals that either Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. Alden J. Laborde is a director of the Issuer, and one of the other Members, John P. Laborde, is also a director of the Issuer. In the course of performing their duties for the Issuer, Alden J. Laborde and John P. Laborde may discuss one or more of the matters enumerated above with the directors of the Issuer or the Issuer's management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5.             Interest in Securities of the Issuer.

            (a), (b), and (d)             As of the date hereof, Alden J. Laborde is the beneficial owner of 1,572,000 shares of Common Stock, which is approximately 13.4% of the outstanding shares of Common Stock. Alden J. Laborde has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 27,300 of such shares and shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of 1,544,700 of such shares. Of such 1,544,700 shares as to which Alden J. Laborde shares voting and investment power, 1,524,000 are held directly by the LLC and 20,000 are held directly by All Aboard, the majority of the equity interests of which are held by Alden J. Laborde. Alden J. Laborde shares voting and investment power with the LLC over the 1,524,700 shares of Common Stock held by the LLC, which is approximately 13.0% of the outstanding shares of Common Stock, and he shares voting and investment power with All Aboard over the 20,000 shares of Common Stock held by All Aboard. The LLC and All Aboard have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held directly by them, respectively.

            As of the date hereof, the LLC is the beneficial owner of 1,524,700 shares of Common Stock, which is approximately 13.0% of the outstanding shares of Common Stock. The LLC shares with Alden J. Laborde the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of all 1,524,700 shares of Common Stock held by it.

            The answer to Item 2 of this Schedule 13D is incorporated by reference in partial response to this Item 5(a), (b), and (d).

            Set forth below with respect to each of the Members other than Alden J. Laborde is such person's name, the total number of shares of Common Stock beneficially owned by such Member as of the date hereof, the number of such shares as to which such Member has sole voting and dispositive power, and the number of such shares as to which such Member has shared voting and dispositive power. Each such Member beneficially owns less than 5% of the outstanding shares of Common Stock. For purposes of the response to this Item 5(a), (b), and (d), beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Commission based on information furnished by each such Member.

Name	Total Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares of Common Stock Beneficially Owned with Shared Voting and Dispositive Power(1)

Margaret Bienvenu Laborde	0	0	0
Susan Laborde Couvillon	68,600	25,900	42,700(2)
James Monroe Laborde	26,150	19,500	6,650(3)
John P. Laborde	83,100	32,100	51,000(4)
Stephanie B. Laborde	62,603	32,050	30,553(5)
Jane Laborde Roussel	227,100	44,700	182,400(6)

________________________

            (1)     See notes (2) through (6) below. Each person identified in notes (2) through (6) below as holding shares of Common Stock has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares of Common Stock held by such person, respectively.

            (2)     Of such shares, 12,200 are held directly by Susan Laborde Couvillon's husband and 30,500 are held directly by Susan Laborde Couvillon's son.

            (3)     Such shares are held directly by James Monroe Laborde's wife.

            (4)     Of such shares, 25,500 are held directly by John P. Laborde's son and 25,500 are held directly by John P. Laborde's daughter.

            (5)     Of such shares, 28,635 are held directly by Stephanie B. Laborde's daughter, 1,718 are held directly by Stephanie B. Laborde's husband, 80 are held by Stephanie B. Laborde's husband as sole trustee of a trust for the benefit of his son, and 120 are held directly by a corporation, all the shares of which are owned by Stephanie B. Laborde's husband.

            (6)     Of such shares, 16,300 are held directly by Jane Laborde Roussel's husband, 36,100 are held directly by Jane Laborde Roussel's son, 24,800 are held directly by a daughter of Jane Laborde Roussel, 30,200 are held directly by a second daughter of Jane Laborde Roussel, 33,300 are held directly by a third daughter of Jane Laborde Roussel, and 41,700 are held directly by a fourth daughter of Jane Laborde Roussel.

________________________

            (c)     No Reporting Person or Member has engaged in any transactions involving Common Stock during the past sixty days.

            (e)     Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The answer to Item 3 of this Schedule 13D is incorporated by reference in partial response to this Item 6.

            The Operating Agreement provides that a majority of the managers of the LLC may grant a security interest in any of the property of the Company and vote the interests of the LLC in any other entity. Thus, a majority of the Members have the power to grant a security interest in the Shares and to vote the Shares on behalf of the LLC. The Operating Agreement also provides that either a majority of the managers or all the Members of the LLC may terminate the LLC. Upon liquidation of the LLC, the majority of the managers will act collectively as the liquidator in disposing of and distributing the assets of the LLC, including any Shares. The liquidator of the LLC may either distribute the assets of the LLC, including any Shares, to the Members in kind or sell such assets and distribute in cash the proceeds thereof to the Members in accordance with the terms of the Operating Agreement.

Item 7.             Material to be Filed as Exhibits.
1.	Joint Filing Agreement dated as of January 2, 2002 between each of the Reporting Persons whereby this Statement on Schedule 13D is filed on behalf of each of them.

2.	Operating Agreement of the LLC entered into as of January 2, 2002

3.	Act of Exchange dated January 2, 2002 between Mr. and Mrs. Alden J. Laborde and the LLC

4.	Act of Donation by Mr. and Mrs. Alden J. Laborde to each of their five children dated January 2, 2002

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2002	January 2, 2002
Date	Date

ALDEN J. LABORDE	STARBOARD ENTERPRISES, L.L.C.

/S/ ALDEN J. LABORDE	By: /S/ ALDEN J. LABORDE
Signature	Signature

Alden J. Laborde	Alden J. Laborde, President
Name/Title	Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.	Joint Filing Agreement dated as of January 2, 2002 between each of the Reporting Persons whereby this Statement on Schedule 13D is filed on behalf of each of them.

2.	Operating Agreement of the LLC entered into as of January 2, 2002

3.	Act of Exchange dated January 2, 2002 between Mr. and Mrs. Alden J. Laborde and the LLC

4.	Act of Donation by Mr. and Mrs. Alden J. Laborde to each of their five children dated January 2, 2002